Exhibit 21

Subsidiaries

Subsidiary Name	Jurisdiction
Glaukos Germany GmbH	Germany
Glaukos Japan GK	Japan
Glaukos Australia Pty Ltd	Australia
Glaukos Canada Inc.	Canada
Glaukos France SAS	France
Glaukos Ireland Limited	Ireland
Glaukos Netherlands B.V.	Netherlands
Glaukos Produtos Médicos Ltda.	Brazil
Glaukos Sweden AB	Sweden
Glaukos UK Limited	England and Wales
Glaukos Singapore PTE. LTD.	Singapore